225 West Wacker Drive Suite 3000 Chicago, IL 60606 Tel +1 312 470 1800 cushmanwakefield.com

November 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ameen Hamady

Isaac Esquivel

Re:	Cushman & Wakefield plc

Form 10-K for the year ended December 31, 2021

Filed on February 25, 2022

File No. 001-38611

Ladies and Gentlemen:

This letter sets forth the responses of Cushman & Wakefield plc (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission raised in its letter dated October 25, 2022, with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”).

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience. The Company’s response to each of the comments is set forth immediately below each comment.

Form 10-K for the year ended December 31, 2021

Use of Non-GAAP Financial Measures, page 41

1.

We note your adjustment for “Acquisition related costs and efficiency initiatives” in your reconciliation of Adjusted EBITDA. Please clarify the nature and scope of costs related to efficiency initiatives included in this adjustment and provide an analysis for each component of this adjustment as to whether or not this adjustment complies with Item 10(e) of Regulation S-K. Specifically address Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01 in detail for those components in your response.

Securities and Exchange Commission

November 7, 2022

Response: The Company acknowledges the Staff’s comment and respectfully advises that it has considered the guidance set forth in Item 10(e) of Regulation S-K and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and believes the following costs related to efficiency initiatives are not normal, recurring, cash operating expenses necessary to operate the Company’s business, and therefore are appropriate items for reconciliation as part of the Company’s presentation of Adjusted EBITDA. The Company further believes reconciling these items as part of its presentation of Adjusted EBITDA provides a more complete understanding of ongoing operations, enhances comparability of current results to prior periods, may be useful for investors to analyze the Company’s financial performance and eliminates the impact of certain items that may obscure trends in the underlying performance of its business.

The Company has provided additional detail below on the items included in “acquisition related costs and efficiency initiatives” besides acquisition costs (i.e., the efficiency initiatives adjustment) in support of its view that these costs are one-time in nature and not reflective of costs necessary for the Company to operate its business on an ongoing basis:

•

Incremental stock-based compensation expense recognized in connection with the CEO transition: These are one-time costs recognized in connection with the accelerated vesting of certain time-based and performance-based restricted stock unit awards (“RSUs”) granted to Mr. Brett White, the Company’s former Chief Executive Officer, who stepped down from that position on December 31, 2021. Because the acceleration and vesting of the RSUs in connection with Mr. White’s retirement were provided for under the terms of his employment agreements with the Company, the Company views these costs as similar in nature to severance benefits, and accordingly, does not consider the incremental stock-based compensation expense associated with the accelerated vesting of the RSUs to be a normal, recurring, cash operating expense necessary to operate the Company’s business.

•

Severance and employment related costs due to reductions in headcount: These are one-time costs consisting of severance and other separation benefits incurred in connection with a Company-wide restructuring plan that led to the Company’s workforce being reduced. During the year ended December 31, 2021, these headcount reduction actions were substantially complete. The Company has included the corresponding severance and employment related costs as a component of the efficiency initiatives adjustment as it does not consider these costs as normal, recurring, cash operating expenses necessary to operate the Company’s business.

•

Property lease rationalization initiatives: These are one-time costs related to property lease consolidations executed as part of the Company’s planned operating efficiency initiatives. In connection with these initiatives, the Company abandoned or terminated certain office property leases which were not fully utilized, resulting in termination charges and impairment losses on right of use assets. While certain office leases were terminated early, resulting in termination fees, the majority of the Company’s lease rationalization actions were considered abandonments as the underlying property was no longer used for any business purpose. In accordance with Accounting Standards Codification 360, Property, Plant, and Equipment, these abandonments resulted in impairment charges on the related right of use asset. The Company does not consider these impairment charges to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

Securities and Exchange Commission

November 7, 2022

•

Business and functional organizational re-alignment: These consist of one-time costs incurred for various initiatives undertaken as part of the Company’s strategic realignment to better align its operating model to its service delivery offerings. The one-time costs included engaging external consultants to provide expertise and strategic guidance to the Company to identify and accelerate progress on various projects designed to transform the Company’s business and functional areas, including procurement, back-office support, data management, and broker compensation structures. The Company also incurred one-time costs to reorganize broker and market support teams, including resource pooling and offshoring of certain accounting, marketing and production design teams and to complete the migration of its payroll system, which allowed for all employees to be consolidated on the same global technology platform. The Company does not consider these costs to be normal, recurring, cash operating expenses necessary to operate the Company’s business.

The Company has considered the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K, which precludes the Company from adjusting “non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years,” as well as Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which indicates that “presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.” The Company determined, based on the information summarized above, that each component of the efficiency initiatives adjustment is a distinct, one-time event that did not represent a normal, recurring, cash operating expense necessary to operate its business. Since these costs are not representative of the Company’s underlying operating performance, the Company does not believe the efficiency initiatives adjustment is misleading, and the Company believes presenting these costs on a non-GAAP basis enhances comparability of the Company’s current results of operations to its results from prior periods.

Note 7: Equity Method Investments, page 73

2.

Please tell us how your summarized combined financial information complies with the guidance of Rule 4-08(g) and Rule 1-02(bb) of Regulation S-X. In this regard, the table does not appear to include all of the required disclosures such as current assets, current liabilities or gross profit (or, alternatively, costs and expenses applicable to net sales or gross revenues).

Response: The Company respectfully advises the Staff that certain summarized financial information was excluded because of the Greystone strategic joint venture in which the Company acquired a 40% interest in Greystone JV Holdings LLC (now named Cushman

Securities and Exchange Commission

November 7, 2022

Wakefield Greystone LLC) on December 3, 2021 (the “JV”). The strategic joint venture operates in a specialized industry (e.g., HUD, Fannie Mae and Freddie Mac related origination and lending, loan servicing for Fannie Mae, Freddie Mac and HUD/Ginnie Mae and special servicing for Freddie Mac loans and for CMBS trusts) in which classified balance sheets are not normally presented, and therefore, the JV’s financial statements did not have the categories detailed by Rule 1-02(bb) of Regulation S-X. As such, in accordance with Rule 1-02(bb)(1)(i) of Regulation S-X, the Company excluded current assets, noncurrent assets, current liabilities and noncurrent liabilities in the summarized combined financial information for its equity method investments in the Form 10-K.

The Company respectfully acknowledges the Staff’s comment regarding Rule 4-08(g) of Regulation S-X and will ensure that, with respect to any significant equity method investments, all future Form 10-K filings will include aggregate summarized financial information as to the nature and amount of the major components of assets and liabilities, non-controlling interest, gross profit and net income attributable to the investee entity. As reflected below, the Company has revised the presentation of the combined financial information for its equity method investments as of and for each of the years ended December 31, 2021 and 2020, and will undertake to provide this revised presentation in the Company’s future Form 10-K filings:

The following tables summarize the combined financial information for our equity method investments, based on the most recent and sufficiently timely financial information available to the Company as of the respective reporting dates and periods.

	As of December 31,
(in millions)	2021		2020
Cash and cash equivalents	$ 411.0		$171.5
Accounts receivable	214.1		204.1
Mortgage loans held for sale	787.1		—
Mortgage servicing rights	662.0		—
Total assets	$ 2,666.7		$496.5
Accounts payable and accrued expenses	$ 497.6		$298.2
Mortgage indebtedness	1,269.2		—
Total liabilities	$ 2,044.2		$345.4
Non-controlling interest	$ 2.0		$1.7

	Year Ended December 31,
(in millions)	2021	2020	2019
Gross revenues	$966.2	$668.4	$52.5
Gross profit	133.0	94.8	9.6
Net income	63.4	28.1	9.5
Net income attributable to the entity	63.1	27.8	9.5

Securities and Exchange Commission

November 7, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please feel free to contact the undersigned at +1 (972) 663-9614.

Sincerely,

Cushman & Wakefield plc

By:	/s/ Neil Johnston
Name:	Neil Johnston
Title:	Chief Financial Officer

cc:    Brett Soloway, General Counsel (via e-mail)